Exhibit 99(ii)

SURE ENGINEERING, LLC.

Petroleum and Natural Gas Engineering Consultants

P.O. BOX 261967                                                                TELEPHONE:      (303) 770 3111

Littleton, CO 80112                                                            FAX NO.:              (303) 721 6782

                                                                                                EMAIL:                 SUREENG@AOL.COM

Allied Resources, Inc.

1403 East 900 South

Salt Lake City, Utah 84105

Attention: Mr. Ruairidh Campbell

                                                                                                                        3/15/2012

Dear Mr. Campbell:

As requested, estimate of the extent and value of the proved reserves of crude oil, natural gas, and natural gas liquids for certain leasehold interests of Allied Resources, Inc. (“Allied”) has been prepared as of December 31, 2011.  The properties evaluated in this report are located in Ritchie and Calhoun Counties, West Virginia; Edwards, Jackson and Goliad Counties, Texas.

The reserve estimates are based on review and evaluation of the geological and engineering data provided by Allied.  Oil and gas properties located in the general area have been examined prior to this study.  Property interests owned, production data, current costs of operation and development, and other miscellaneous data were furnished by Allied, and are accepted as factual without independent verification of such facts.  A field examination of the operations and physical condition of the properties has not been made.

This engineering study is limited to the availability and accuracy of the engineering and geological data.  Assumptions made and calculations used to generate cash flow projections are based on engineering techniques commonly accepted by the industry.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and therefore our conclusions represent only our best-informed professional judgments.

The proved crude oil, natural gas, and natural gas liquid reserves included in this report are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions, and assuming continuation of the current regulatory practices, and using conventional production methods and equipment.

Estimates of proved reserves, future net revenue, and present value of future net revenue included in this evaluation are intended to be submitted by Allied as part of Allied’s annual report, filed on Form 10-K.  Copies may also be submitted to institutions and investors interested in the value of Allied’s reserves.

Allied Resources, Inc.

3/15/2012

Definitions of proved reserves used in this evaluation are those set forth in Rule 4-10(a) of Regulation S-X, as adopted by the Securities and Exchange Commission:

“Proved oil and gas reserves”.          Proved oil and gas reserves are those quantities of

crude oil, natural gas, and natural gas liquids which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.”

“Proved developed oil and gas reserves.       Proved developed oil and gas reserves are reserves that

 can be expected to be recovered through existing wells with existing equipment and operating methods.  In projects that extract oil and gas in other ways, can be expected to be recovered through extraction technology installed and operational at the time of the reserves estimate.

Summary of Estimated Oil and Gas Reserves as of Fiscal-Year End Based on Average

Fiscal-Year 2011 Prices

	RESERVES
	Oil (bbls)	Gas (mcf)

Reserves category

Proved Developed/Producing	23,931	829,179

* Small rounding error may occur

Natural gas volumes are expressed at standard conditions of temperature and pressure applicable in the area where the reserves are located.  Condensate reserves estimated are those obtained from normal separator recovery.  Crude oil and natural gas liquids are stated as standard barrels of 42 U.S. gallons per barrel.

Value of net proved reserves is expressed in terms of estimated future net revenue and present value of future net revenue.  Future net revenue is calculated by deducting estimated operating expenses, future development costs, and severance from the future gross revenue.  Present value of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.  Present value, as expressed herein, should not be construed as fair market value, since no consideration has been given to many factors, which influence the prices at which, petroleum products are traded, such as taxes on operating profits, allowance for the return on the investment, and normal risks incident to oil business.

Allied Resources, Inc.

3/15/2012

Estimated future net revenue and net present value of Allied’s revenues from estimated production of proved reserves are presented below:

Summary of Estimated Future Net Revenue and Net Present Value of Allied’s Revenues From Estimated Production of Proved Reserves

	RESERVES
	Future Net Revenue ($)	10% Disc. Future Net Revenue($)

Reserves category

Proved Developed/Producing	1,982,699	1,122,800

* Small rounding error may occur

In generating cash flow projections 12-month average oil and gas prices were used as initial prices and held constant over the life of the remaining reserves with no future price escalation due to inflation.  Similarly 12-month average monthly operating costs were also held constant during the lives of the properties.

Gas prices varied from $1.75 per mcf to $4.59 per mcf and oil prices varied from $78.17 per bbl to $103.24 per bbl in West Virginia in 2011.  Gas prices varied from $1.59 per mcf to $8.03 and oil prices varied from $75.78 to $108.10 per bbl in Texas.  Averages of 12-month gas and oil prices for each lease were held constant over the life of the remaining reserves and no adjustment for the BTU content was made in cash flow projections.

Based on cash flow projections, gas reserves account for 60.7 percent of the Allied’s future gross income from all proved reserves.  Therefore total future income is more sensitive to fluctuation in gas prices than oil prices.

Gas and oil reserve estimates in 2011 are slightly lower than those reported in 2010 report.  Lower gas prices and fluctuations in operating costs have affected individual well performance and consequently cash flow projections, but the difference in total reserves of 2011 and 2010 is relatively small.

Sure Engineering anticipates plugging costs of approximately $5,000 per well for West Virginia properties and $15,000 per well for the Texas wells based on depth, completion method, and location of the wells.  Plugging costs and salvage value of the equipment have not been considered in cash flow calculations presented in this report.

Allied Resources, Inc

3/15/2012

Allied’s leases in West Virginia, particularly in Ritchie County, cover parts of mostly untapped Marcellus shale.  Open hole well logs indicate presence of potentially productive Marcellus shale at a depth of 6,000 feet.  Its thickness varies from 50 to 60 ft.  Since the exploration in this area is in its early stages, no reserves have been allocated for the Marcellus shale potential in this report.

The estimates of reserves, future net revenue, and net present value are determined according to our understanding of applicable regulations of the Securities and Exchange Commission.  These estimates have not been filed with any other federal authority or agency.

Sure Engineering, LLC, and its principals are unrelated to Allied, its officers, shareholders, and properties evaluated in this report.  We do not own a direct or indirect financial interest in Allied or its properties.

Submitted,

                                                                        /s/ Sure Engineering, LLC

Sure Engineering, LLC

                                                            3/26/2011